UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): June 13, 2017

KENNEDY-WILSON HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

001-33824	Delaware	26-0508760
(Commission File Number)	(State or Other Jurisdiction of Incorporation)	(IRS Employer Identification No.)
151 S. El Camino Drive Beverly Hills, California		90212
(Address of principal executive offices)		(Zip Code)

(310) 887-6400

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company:  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

New Offer Announcement

On June 13, 2017, Kennedy-Wilson Holdings, Inc. (“KWH”) issued an announcement (the “New Offer Announcement”) pursuant to Rule 2.7 of the United Kingdom City Code on Takeovers and Mergers (the “Code”) disclosing an agreement between KWH and Kennedy Wilson Europe Real Estate plc, a public limited company registered in Jersey (“KWE”), to make available a new alternative proposal in connection with KWH’s previously announced recommended offer to acquire all of the outstanding shares (other than shares owned by KWH or its subsidiaries or held in treasury) of KWE (the “Transaction”) by means of a court sanctioned scheme of arrangement under Article 125 of the Companies (Jersey) Law 1991 (the “Scheme”).

Under the terms of KWH’s previously announced recommended offer, KWE shareholders would be entitled to receive, for each KWE ordinary share, 0.667 shares of KWH common stock (the “Original Consideration”). Under the terms of the New Offer Announcement, KWE shareholders would have the option of electing to receive either: (i) the Original Consideration; or (ii) a mixed consideration (the “New Offer”) consisting of (a) 300 pence in cash, to be paid by KWH (the “KWH Cash Component”); (b) 250 pence in cash, to be paid by KWE as a special distribution on or around closing of the Transaction (the “KWE Special Distribution”); and (c) 0.3854 shares of KWH common stock. KWH will be required to publish a prospectus in the United Kingdom in respect of the shares of KWH common stock to be issued in connection with the New Offer (the “Prospectus”). The availability of the New Offer to KWE shareholders would be conditional upon, among other things, the publication of and approval by the UK Listing Authority of the Prospectus. KWH will provide a mix and match facility (the “Mix and Match Facility”) under which KWE shareholders (other than certain overseas shareholders) who elect to receive the New Offer may, subject to off-setting elections made by other KWE shareholders, elect to vary the proportion of shares of KWH common stock and cash (but not the KWE Special Distribution) received pursuant to the Transaction. Based on the terms of the New Offer Announcement, if all KWE shareholders elected to receive the New Offer, KWE shareholders (other than KWH and its affiliates) would own approximately 24% and existing KWH shareholders would own approximately 76% of the combined group following the completion of the Transaction.

The New Offer Announcement also discloses receipt of the Irrevocable Undertakings (as described below in this Item 1.01) and non-binding statements of support of the Transaction by certain stockholders of KWH and shareholders of KWE (as described below in Item 8.01).

The foregoing summary of the Transaction and the New Offer Announcement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the New Offer Announcement, which is included as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

Irrevocable Undertakings

In connection with the Transaction, KWH has received irrevocable undertakings (the “Irrevocable Undertakings”) from Quantum Strategic Partners Ltd. (“Quantum”) and Franklin Templeton Institutional, LLC (“Franklin”) to vote all of their KWE shares in favor of the Scheme and other KWE shareholder resolutions required to implement the Transaction. These shareholders hold, in the aggregate, approximately 21.8% of the issued and outstanding KWE shares as of June 12, 2017, or approximately 28.6% of the shares of KWE shares entitled to vote on the Transaction.

In addition, each of Quantum and Franklin has agreed to refrain (subject to certain terms, conditions and exceptions specified in the Irrevocable Undertakings) from: (i) selling any KWE shares currently held by it or any further such shares it may acquire; (ii) acquiring any KWE shares; (iii) selling any KWE shares short or entering into any short derivative position referenced to them; or (iv) soliciting, directly or indirectly, or initiating discussions with a third party in connection with a competing offer for KWE. Franklin will be permitted to sell KWE shares if it is instructed to do so by clients on whose accounts it holds those KWE shares.

The Irrevocable Undertakings will terminate if, among other things, a third party announces its intention, prior to the KWE shareholder meeting in respect of the Scheme, to make an offer for KWE (or, in the case of Quantum, an offer for KWE or substantially all of KWE’s business and assets) which, in the reasonable opinion of the shareholder, represents an improvement on the New Offer.

The foregoing summary of the Irrevocable Undertakings does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Irrevocable Undertakings, which are attached as Exhibits 99.1 and 99.2, respectively, to this Form 8-K and are incorporated herein by reference

Item 3.02.	Unregistered Sales of Equity Securities.

The KWH shares of common stock to be issued in connection with the Transaction will be issued pursuant to the exemption from registration provided by Section 3(a)(10) under the Securities Act of 1933, as amended. KWH reserves the right, subject to the prior consent of the Panel, to elect to implement the Transaction by way of a Takeover Offer (as defined in Article 116 of the Companies (Jersey) Law 1991), in which event, unless another exemption from registration were available, KWH would file a registration statement with the SEC containing a prospectus with respect to the KWH shares of common stock that would be issued in the Transaction.

Item 8.01	Other Events

Stockholder and Shareholder Statements of Intention to Vote in Favor of Transaction

In connection with the New Offer Announcement, certain stockholders of KWH including Fairfax Financial Holdings Limited, Elkhorn Partners LP, as well as all of the directors and executive officers of KWH who own shares of KWH common stock, have expressed to KWH their intention to vote all shares of KWH common stock beneficially owned by them in favor of any proposal to approve the issuance of shares of KWH common stock in connection with the Transaction. Collectively, these stockholders own approximately 31.4% of the outstanding shares of KWH common stock as of June 12, 2017 (including 17.1% of KWH’s outstanding shares owned by directors and executive officers of KWH). These statements of intention are not legally binding.

Also as disclosed in the New Offer Announcement, certain shareholders of KWE affiliated with Värde Partners, Inc. (the “Värde Shareholders”) have indicated by letter to KWH their intention to vote all of their KWE shares in favor of the Scheme and other KWE shareholder resolutions required to implement the Transaction (the “Värde Letter of Intent”). The Värde shareholders hold, in the aggregate, approximately 5.6% of the issued and outstanding KWE shares as of June 12, 2017, or approximately 7.3% of the shares of KWE shares entitled to vote on the Transaction. The Värde Letter of Intent is not legally binding. The foregoing summary of the Värde Letter of Intent does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Värde Letter of Intent, which is included as Exhibit 99.3 to this Current Report on Form 8-K and incorporated herein by reference.

Cash Confirmation

Under the Code, KWH’s financial advisor, Goldman Sachs International (“Goldman Sachs”), is required to make a public statement (the “Cash Confirmation Statement”) to the UK Panel on Takeovers and Mergers (the “Panel”) to the effect that KWH has sufficient resources to satisfy the KWH Cash Component payable pursuant to the terms of the Transaction. To enable Goldman Sachs to provide the Cash Confirmation Statement, KWH has: (i) agreed to deposit the KWH Cash Component payable to the shareholders of KWE into a blocked escrow account and (ii) executed and delivered a cash confirmation representation letter (the “Cash Confirmation Representation Letter”) to Goldman Sachs.

Under the Cash Confirmation Representation Letter, KWH has given various representations, warranties and undertakings to Goldman Sachs in relation to the sources and availability of the funding of the KWH Cash Component. Among other things, KWH has: (i) represented to Goldman Sachs that it is solvent, has the power and ability to perform its obligations under the Cash Confirmation Representation Letter, and is not aware of any circumstance which is likely to restrict its ability to pay the KWH Cash Component; (ii) undertaken to provide

Goldman Sachs with such information as Goldman Sachs may reasonably request in connection with the Transaction and its financing; and (iii) undertaken not to, and to cause its subsidiaries not to, take certain actions without obtaining the prior consent of Goldman Sachs, including acquiring any KWE shares, subject to certain exceptions, and varying the terms of the Transaction.

Item 9.01.	Financial Statements and Exhibits

(d)	Exhibits

2.1	New Offer Announcement, dated June 13, 2017.

99.1	Deed of Irrevocable Undertaking, dated June 13, 2017 of Quantum Strategic Partners Ltd.

99.2	Deed of Irrevocable Undertaking, dated June 13, 2017 of Franklin Templeton Institutional, LLC.

99.3	Värde Letter of Intent, dated June 13, 2017.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the Transaction, including the issuance of shares of KWH common stock in respect of the Transaction. In connection with such proposed share issuance, KWH expects to file a proxy statement on Schedule 14A with the Securities and Exchange Commission (the “SEC”). To the extent KWH effects the Transaction as a scheme of arrangement under Jersey law, the issuance of KWH common stock would not be expected to require registration under the Securities Act of 1933, as amended (the “Securities Act”), as a result of an exemption provided by Section 3(a)(10) under the Securities Act. In the event that KWH determines to effect the Transaction pursuant to a takeover offer or otherwise in a manner that is not exempt from the registration requirements of the Securities Act, it will file a registration statement with the SEC containing a prospectus with respect to the shares that would be issued in such transaction. INVESTORS AND SECURITY HOLDERS OF KWH ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTION THAT KWH WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KWH, THE PROPOSED ISSUANCE OF KWH COMMON STOCK AND THE TRANSACTION. The preliminary proxy statement, the definitive proxy statement, in each case as applicable, and other relevant materials in connection with the proposed issuance of shares of KWH common stock and the Transaction (when they become available), and, if required, the registration statement/prospectus and other documents filed by KWH with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC at KWH’s website, ir.kennedywilson.com, or by contacting KWH’s Investor Relations department in writing at 151 S. El Camino Drive, Beverly Hills, CA 90212.

KWH, KWE, their respective directors and certain KWH executive officers may be deemed to be participants in the solicitation of proxies from KWH shareholders with respect to the Transaction, including the proposed issuance of shares of KWH common stock. Information about KWH’s directors and executive officers and their ownership of KWH shares and KWE shares or securities referencing KWE shares is provided in KWH’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the SEC on February 27, 2017, KWH’s proxy statement for its 2017 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2017, and KWE’s Annual Report for the year ended December 31, 2016, which was filed with the SEC by KWH on Form 8-K on March 23, 2017. Information about the directors of KWE is provided in KWE’s Annual Report for the year ended December 31, 2016, which was filed with the SEC by KWH on Form 8-K on March 23, 2017. Information regarding the identity of the potential participants, and their direct or indirect interests in the solicitation, by security holdings or otherwise, will be provided in the proxy statement and other materials to be filed with the SEC in connection with the Transaction and issuance of shares of KWH common stock.

Forward-Looking Statements

This Current Report on Form 8-K, and the documents incorporated by reference into this Current Report, contains “forward-looking” statements concerning future events and financial performance. These forward-looking statements are necessarily estimates reflecting the judgment of senior management based on current estimates, expectations, forecasts and projections and include comments that express current opinions about trends and factors that may impact future operating results. Disclosures that use words such as “believe,” “anticipate,” “estimate,” “intend,” “could,” “plan,” “expect,” “project” or the negative of these, as well as similar expressions, are intended to identify forward-looking statements.

Forward-looking statements are not guarantees of future performance, rely on a number of assumptions concerning future events, many of which are outside of the companies’ control, and involve known and unknown risks and uncertainties that could cause actual results, performance or achievement, or industry results, to differ materially from any future results, performance or achievements, expressed or implied by such forward-looking statements. No assurance can be given that the proposed Transaction will happen as anticipated or at all. In evaluating these statements, you should specifically consider the risks referred to in our filings with the SEC, including our Form 10-K, which are available on our website and at www.sec.gov, including, but not limited to, the following factors: the occurrence of any event, change or other circumstance that could result in abandonment of the Transaction; the inability to complete the Transaction in a timely manner or at all, including as a result of the failure by one or both parties to obtain the requisite shareholder approvals; difficulties in successfully integrating the two companies following completion of the Transaction and the risk of not fully realizing expected synergies from the Transaction in the time frame expected or at all; the risk that the announcement and pendency of the Transaction disrupts current plans and operations, increases operating costs, results in management distraction or difficulties in establishing and maintaining relationships with third parties or makes employee retention and incentivization more difficult; the outcome of any legal proceedings that may be instituted against the companies in connection with the announcement and pendency of the Transaction; any limitations on the companies’ ability to operate their businesses during the pendency of the Transaction; disruptions in general economic and business conditions, particularly in geographies where the companies’ respective businesses may be concentrated; volatility and disruption of the capital and credit markets, higher interest rates, higher loan costs, less desirable loan terms and a reduction in the availability of mortgage loans, all of which could increase costs and could limit the companies’ ability to acquire additional real estate assets; continued high levels of, or increases in, unemployment and general slowdowns in commercial activity; the companies’ leverage and ability to refinance existing indebtedness or incur additional indebtedness; an increase in the companies’ debt service obligations; the companies’ ability to generate a sufficient amount of cash from operations to satisfy working capital requirements and to service their existing and future indebtedness; the companies’ ability to achieve improvements in operating efficiency; foreign currency fluctuations; adverse changes in the securities markets; the companies’ ability to retain their senior management and attract and retain qualified and experienced employees; the companies’ ability to retain major clients and renew related contracts; trends in use of large, full-service commercial real estate providers; changes in tax laws in the United States, Europe or Japan or other jurisdictions that reduce or eliminate deductions or other tax benefits the companies receive; the possibility that future acquisitions may not be available at favorable prices or upon advantageous terms and conditions; the companies’ ability to dispose of assets; and costs relating to the acquisition of assets the companies may acquire could be higher than anticipated. Except as required by law, KWH does not intend to update publicly any forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KENNEDY-WILSON HOLDINGS, INC.

By:	/s/ Justin Enbody
Name:	Justin Enbody
Title:	Chief Financial Officer

Date: June 13, 2017

EXHIBIT INDEX

Exhibit Number	Description

2.1	New Offer Announcement, dated June 13, 2017.

99.1	Deed of Irrevocable Undertaking, dated June 13, 2017 of Quantum Strategic Partners Ltd.

99.2	Deed of Irrevocable Undertaking, dated June 13, 2017 of Franklin Templeton Institutional, LLC.

99.3	Värde Letter of Intent, dated June 13, 2017.